UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                            US GLOBAL NANOSPACE, INC.
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                                (Name of Issuer)

                                  Common Stock
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                              (Title of Securities)

                                    91729J107
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                                 (CUSIP Number)

                       Kevin Friedmann, Esq.
                       Richardson & Patel LLP
                       10900 Wilshire Boulevard, Suite 500
                       Los Angeles, CA 90024
                       (310)-208-1182
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 1, 2006
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  91729J107
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1.    Names of Reporting Persons
      IRS Identification Nos. of Above Persons (Entities Only)
      John Robinson

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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)|X| Number of shares includes Common Stock owned by entities controlled by Mr. Robinson.

      (b)|_|

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3.    SEC Use Only

4.    Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
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6.    Citizenship or Place of Organization     United States
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Number of Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power 57,945,098

8.    Shared Voting Power Not Applicable

9.    Sole Dispositive Power 57,945,098

10.   Shared Dispositive Power Not Applicable

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11.   Aggregate Amount Beneficially Owned by Each Reporting Person 57,945,098

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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions) |_|

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13.   Percent of Class Represented by Amount in Row (11)     34.92%

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14.   Type of Reporting Person (See Instructions) IN

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

Item 1. Security and Issuer

            Common stock, $0.01 par value, of US Global Nanospace, Inc. (the "Issuer"). The Issuer's address is 2533 N. Carson St., #5107, Carson City, NV 89706.

Item 2. Identity and Background

            (a) This statement is filed by John Robinson (the "Reporting
Person").

            (b) The Reporting Person's business address is P. O. Box 1314, Mansfield, Texas 76063.

            (c) The Reporting Person presently engages in consulting work in the defense industry.

            (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

            (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

            This report concerns the sale of 1,651,179 shares of the Issuer's common stock that occurred between March 2, 2006 and May 1, 2006.

Item 4. Purpose of Transaction

            The purpose of these transactions was to obtain cash.

            The Reporting Person plans to dispose of securities of the Issuer as his needs for cash arise. As of the date of this report, the Reporting Person does not have any plan or proposal

      (i) to acquire additional securities of the Issuer (although he may do so in the future);

      (ii) that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

      (iii) that would result in the sale or transfer of a material amount of assets of the Issuer;

      (iv) to change the composition of the Issuer's board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (v) that would result in any material change in the present capitalization or dividend policy of the Issuer;

      (vi) that would result in any other material change in the Issuer's business or corporate structure;

      (vii) that would result in any change in the Issuer's charter, bylaws or instruments corresponding thereto in order to impede the acquisition of control of the Issuer;

      (viii) that would cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (ix) that would cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (x) that would result in any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

            The Reporting Person beneficially owns a total of 57,945,098 shares, or approximately 34.92%, of the Issuer's common stock. The Reporting Person has the sole power to vote and to dispose of the shares he beneficially owns. During the past 60 days, the Reporting Person disposed of the following shares of common stock in market transactions:

                Date                   Number of Shares     Sale Price per Share

           March 2, 2006                      74,000               $0.05

           March 21, 2006                     41,500              $0.0539

           March 27, 2006                     66,612              $0.0504

           March 28, 2006                     20,000               $0.05

           April 25, 2006                    239,300               $0.05

           April 26, 2006                    373,300              $0.0502

           April 27, 2006                    255,000               $0.05

           April 28, 2006                    450,400               $0.05

            May 1, 2006                      131,067               $0.06

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Not applicable.

Item 7. Material to Be Filed as Exhibits

            Not applicable

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 2, 2006

                                            /s/John Robinson
                                            --------------------------------
                                            John Robinson